Filed by Chemical Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Shoreline Financial Corporation
Commission File No.: 0-16444

[Logo]
Shoreline Financial
Corporation

       Dan L. Smith
Chairman of the Board
       and CEO

September 15, 2000

TO OUR SHAREHOLDERS:

At their meeting on August 17, 2000, your Board of Directors declared a quarterly cash dividend of $.15. Accordingly, the enclosed check represents $.15 per share on your Shoreline Financial Corporation common stock. This dividend is payable today to holders of record on September 1, 2000. If you selected the direct deposit option, there is no dividend check attached. By leaving the cash dividend rate at $.15 per share, following distribution of the 5% stock dividend in July, cash dividends have effectively been increased by 5%.

On August 22, 2000, we announced the signing of a definitive agreement under which Shoreline Financial Corporation would merge into Chemical Financial Corporation of Midland, Michigan. We view this transaction as a unique opportunity for our shareholders to acquire ownership in a growing organization with a twenty-five year history of consecutive increases in both annual per share operating earnings and dividends. During the fourth quarter, you will be receiving a prospectus and proxy statement regarding a special meeting of shareholders which we anticipate holding before year-end. The purpose of that meeting will be to seek shareholder approval for the proposed transaction. Shareholders are advised to read the prospectus and proxy statement regarding this transaction as it will contain important information. The merger is subject to approval by Shoreline and Chemical shareholders, approval by banking regulators, and other customary conditions. We presently expect to complete the merger during the first quarter of 2001.

Please feel free to contact our President, Jim Milroy, our Chief Financial Officer, Wayne Koebel, or me to discuss any questions you may have about this agreement.

Sincerely,

/s/ Dan L. Smith

Dan L. Smith
Chairman of the Board
     and CEO

The parties intend to file with the Securities and Exchange Commission a definitive prospectus and joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Documents filed with the SEC by Chemical Financial Corporation will be available free of charge by directing a request to the Secretary of Chemical Financial Corporation at 333 East Main Street, P.O. Box 569, Midland, Michigan 48640. Documents filed with the SEC by Shoreline Financial Corporation will be available free of charge by directing a request to Secretary of Shoreline Financial Corporation, 823 Riverview Drive, Benton Harbor, Michigan 49022. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and joint proxy statement.